FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Kensey Kenneth R.	2. Issuer Name and Ticker or Trading Symbol Kensey Nash Corporation (KNSY)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Rheologics, Inc. 15 E. Uwchlan Avenue, Suite 414	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 14, 2002
(Street) Exton, PA 19341		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/14/02		S		3,200	D	18.05		I	By trust (1)
Common Stock	11/14/02		S		5,000	D	18.25	1,070,000	I	By trust (1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Cashless Collar - Call Option (obligation to sell) (2)	$14.3198	2/22/01		J			150,000	3/15/04	3/15/04	Common Stock	150,000	$2.95	150,000	D
Cashless Collar - Put Option (right to sell)	$9.9137	2/22/01		P		150,000		3/15/04	3/15/04	Common Stock	150,000	$2.95	150,000	D
Cashless Collar - Call Option (obligation to sell) (2)	$14.7497	3/13/01		J			150,000	5/13/04	5/13/04	Common Stock	150,000	$3.07	150,000	D
Cashless Collar - Put Option (right to sell)	$10.2113	3/13/01		P		150,000		5/13/04	5/13/04	Common Stock	150,000	$3.07	150,000	D
Cashless Collar - Call Option (obligation to sell) (2)	$16.1733	5/17/01		J			100,000	8/17/04	8/17/04	Common Stock	100,000	$3.15	100,000	D
Cashless Collar - Put Option (right to sell)	$11.1969	5/17/01		P		100,000		8/17/04	8/17/04	Common Stock	100,000	$3.15	100,000	D

Explanation of Responses:

(1) Shares held by the Kenneth R. Kensey Revocable Trust for the benefit of Kenneth R. Kensey, M.D. and his spouse. Kenneth R. Kensey and Harland W. Johnson are trustees of the Kenneth R. Kensey Revocable Trust.
(2) The Kenneth R. Kensey Revocable Trust entered into a "zero cost collar" arrangement pursuant to which covered call options were written and put options were purchased. Only one of the call and put options can be in the money on the expiration date, at which time the in-the-money option will be exercised (and settled for cash), and the other option will expire. If neither option is in the money on the expiration date, both options expire.

By: /s/ Harland W. Johnson Harland W. Johnson, Attorney-in-Fact for Kenneth R. Kensey, M.D. **Signature of Reporting Person	November 18, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to general Instruction number 7 to Form 4, the following additional reporting persons are covered by this joint filing:

Names:Harland W. Johnson

Address of each such person: c/o Rheologics, Inc., 15 E. Uwchlan Avenue, Sutie 414, Exton, PA 19341

Designated Filer: Kenneth R. Kensey

Signatures: /s/Harland W. Johnson